

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Taylor Schreiber, M.D., Ph.D.
Chief Executive Officer
Shattuck Labs, Inc.
1018 W. 11th Street, Suite 100
Austin, TX 78703

      Re: Shattuck Labs, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted September 10, 2020
          CIK 0001680367

Dear Dr. Schreiber:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 10, 2020

Clinical Development Strategy, page 116

1.   We note your disclosure that you believe that ovarian cancer represents a "first-in-class opportunity in an indication that lacks effective treatment options." Please remove the term "first-in-class" and any other disclosure that states or implies that your product candidates will be the first approved treatments for an indication.

Taylor Schreiber, M.D., Ph.D.
Shattuck Labs, Inc.
September 18, 2020
Page 2

       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: Branden C. Berns, Esq.